Exhibit 99.1
LJ International Inc. Announces Appointment of Fleishman-Hillard as
Investor Relations Consultancy
HONG KONG—(9/7/11) — LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”) announced today that the Company has appointed Fleishman-Hillard, one of the world’s leading strategic communications firms as its investor relations consultancy.
Fleishman-Hillard Inc.’s Global Capital Markets Services team will provide strategic counsel and financial communications advice, assisting the Company to enhance its capital market profile and to effectively communicate its value proposition to existing and prospective investors through a proactive investor relations program. The consultancy will also assist the Company to align its disclosure to best practice while strengthening communication with investors.
Yu Chuan Yih, Chairman and CEO of LJI commented, “We are delighted to bring Fleishman-Hillard’s team on board, as a commitment to continually improve communication with investors as our business grows to another critical level. As a company at the forefront of the high growth consumer market in China, the Company is well-positioned to capture the promising market potential with its retail business while solidifying its world leading position in colored gemstone market with its wholesale business. With Fleishman-Hillard’s expertise in investor relations and insights of global capital markets, we are confident that we will be bringing higher visibility and increased exposure in capital market so that our shareholders and prospective investors will better appreciate our investment story and values.”
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

About Fleishman-Hillard Inc.
Fleishman-Hillard Inc., one of the world’s leading strategic communications firms, has built its reputation on creating integrated solutions that deliver what its clients value most: meaningful, positive and measurable impact on the performance of their organizations. The firm is widely recognized for excellent client service and a strong company culture founded on teamwork, integrity and personal commitment. Based in St. Louis, the firm operates throughout North America, Europe, Asia Pacific, Middle East, Africa and Latin America through its 80 owned offices. Fleishman-Hillard was named “Asia Pacific PR Network of the Year” in 2004 and 2008 in MEDIA magazine/Haymarket Publishing’s Asia Pacific PR Awards. The Holmes Report named Fleishman-Hillard “Japanese Consultancy of the Year” in 2010, and “Asia Pacific Consultancy of the Year” in 2011. For more information, visit the Fleishman-Hillard website at www.fleishmanhillard.com.
Fleishman-Hillard is a part of Omnicom Group Inc. (NYSE: OMC) (www.omnicomgroup.com). Omnicom is a leading global advertising, marketing and corporate communications company. Omnicom’s branded networks and numerous specialty firms provide advertising, strategic media planning and buying, interactive, direct and promotional marketing, public relations and other specialty communications services to more than 5,000 clients in more than 100 countries.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.
Investor Relations contact:
LJ International Inc.
Ringo Ng
Chief Financial Officer
E : ir@ljintl.com